EXHIBIT 1.02

The Dow Chemical Company

Conflict Minerals Report

BACKGROUND

This Conflict Minerals Report (this “Report”) of The Dow Chemical Company (“Dow” or the “Company”), is being filed pursuant to Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2015 to December 31, 2015. This Report provides information with respect to the products manufactured, or contracted to be manufactured, during calendar year 2015 for which gold, columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, tungsten, and gold (“Conflict Minerals”) are “necessary to the functionality or production of” such products. The information in this report covers all products manufactured, or contracted to be manufactured, during calendar year 2015, for which Conflict Minerals are “necessary to the functionality or production of” such products, by the Company and all majority-owned subsidiaries over which the Company exercises control. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 3467716 for definitions for the terms used in this Report, unless otherwise defined herein.

In July 2010, the U.S. Government signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Section 1502 of the Dodd-Frank Act (the “Conflict Minerals Provision”) was enacted because of concerns that the exploitation and trade of minerals that originate in the Democratic Republic of the Congo and adjoining countries (the “Covered Countries”) by armed groups is helping to finance conflict in the Democratic Republic of the Congo and is contributing to a humanitarian crisis. The final regulation (the “Conflict Minerals Regulation”) adopted by the U.S. Securities and Exchange Commission (“SEC”), which became effective November 13, 2012, requires all SEC registrants to file a specialized disclosure report on Form SD with the SEC regarding Conflict Minerals that are “necessary to the functionality or production of” products manufactured, or contracted to be manufactured, during a calendar year. For clarification, the term Conflict Minerals broadly encompasses all gold, columbite-tantalite, cassiterite, and wolframite minerals, and these specific derivatives: tantalum, tin, tungsten, and gold, regardless of the country of origin of such minerals and regardless of whether or not the purchase of such minerals actually finances or benefits armed groups in the Covered Countries.

COMPANY OVERVIEW

Dow combines the power of science and technology to passionately innovate what is essential to human progress. The Company is driving innovations that extract value from material, polymer, chemical and biological science to help address many of the world’s most challenging problems such as the need for clean water, clean energy generation and conservation, and increasing agricultural productivity. Dow’s integrated, market-driven, industry-leading portfolio of specialty chemical, advanced materials, agrosciences and plastics businesses delivers a broad range of technology-based products and solutions to customers in approximately 180 countries and in high-growth sectors such as packaging, electronics, water, coatings and agriculture. In 2015, Dow had sales of nearly $49 billion and employed 49,500 people worldwide. The Company’s more than 6,000 product families are manufactured at 179 sites in 35 countries across the globe. Dow’s worldwide operations are managed through global businesses, which are reported in five operating segments: Agricultural Sciences, Consumer Solutions, Infrastructure Solutions, Performance Materials & Chemicals and Performance Plastics.

During calendar year 2015, Dow determined that certain Conflict Minerals were necessary to the functionality or production of certain products manufactured by Dow, or contracted by Dow to be manufactured by a third party. Two Dow businesses manufacture products, or contract such products to be manufactured, for which Conflict Minerals, as metals or metal alloys, are “necessary to the functionality or production of” such products (the “In-scope Products”). These two businesses are Dow Electronic Materials and Home Institutional & Personal Care Solutions, both part of the Consumer Solutions operating segment.

Separately, there are a total of nine Dow businesses, including Dow Electronics Materials and Home Institutional & Personal Care Solutions, that utilize Conflict Minerals, as metals or metal alloys, and/or certain chemical compounds manufactured from Conflict Minerals that are chemically distinct from the metals themselves. The Company includes the use of these organometallic compounds manufactured from tantalum, tin, tungsten, and gold (“Organometallic Compounds”) in the scope of its Conflict Minerals approach described below and conducted its reasonable country of origin inquiry and due diligence on these materials in addition to the metals and metal alloys.

CONFLICT MINERALS APPROACH

Dow shares the concern that Conflict Minerals sourced from the Covered Countries may come from mines or trading routes controlled by armed groups in the Covered Countries. It is Dow’s policy not to knowingly purchase any raw materials that contain Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries. Dow’s policy with regard to the responsible sourcing of Conflict Minerals is available on its website at: http://www.dow.com/investor-relations/codes-of-conduct/responsible-sourcing-conflict-minerals.

Dow is a “Downstream company,” that is, Dow is part of the supply chain from smelters/refiners down to the eventual retailers, who sell final products to end-consumers. Conflict Minerals are components in some of the supplies that Dow purchases from its vendors. Because the Conflict Minerals enter the Company’s supply chain many layers removed from Dow, it is difficult to determine where they originated. The supply chain associated with Conflict Minerals is complex and Dow has worked with its vendors to determine the sources of the Conflict Minerals in the supplies purchased by Dow. As noted above, the approach broadly includes not only Conflict Minerals in the form of metals and metal alloys but also Organometallic Compounds.

Dow has a cross-functional team responsible for implementing processes related to the responsible sourcing of Conflict Minerals, including the purchasing, legal, supply chain, and environmental health and safety functions. Dow’s due diligence process and its implementation was designed to conform in all material respects to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD”), as applicable to Downstream companies.

Dow purchases of Conflict Minerals and Organometallic Compounds are made only from vendors approved in advance by Dow, which maintains a list of approved vendors. Dow expects its vendors to comply with the Conflict Minerals Provision and the Conflict Minerals Regulation, as may be amended over time. In addition, the Company also expects its vendors to provide all necessary information in connection with Dow’s reasonable country of origin inquiry (“RCOI”) with regard to products supplied to Dow that contain Conflict Minerals. Dow incorporates its expectations with regard to sourcing of Conflict Minerals and the vendor’s agreement to provide sourcing information regarding Conflict Minerals in a standard template used for raw materials procurement and in the Company’s Code of Conduct for Suppliers, available on its website at: http:/www.dow.com/about-dow/our-company/supplier-information/expectations-of-suppliers. Dow reserves the right to assess and monitor any vendor’s compliance with the Company’s Conflict Minerals practices. Vendors who are not in compliance are expected to implement corrective actions or they may not be considered for future business.

Dow’s Office of Ethics and Compliance maintains a help line that is available to those who wish to ask questions about Dow policy, seek guidance on specific situations or report violations of Dow’s Code of Business Conduct or other unethical business practices. For more information: http://www.dow.com/investor-relations/codes-of-conduct/code-of-business-conduct.

REASONABLE COUNTRY OF ORIGIN INQUIRY AND DUE DILIGENCE PROCESS

Dow purchases seventy-one products which incorporate Conflict Minerals, in the form of metal and metal alloys, and/or Organometallic Compounds. These purchases are from forty-eight different vendors.

Dow conducted, in good faith, a RCOI that was reasonably designed to determine whether any of those Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. The RCOI implemented by Dow consisted of a survey of all vendors providing Conflict Minerals or supplies containing Organometallic Compounds. The RCOI is part of, includes and is complemented by the additional due diligence actions described in this Report.

Dow communicated information about the Conflict Minerals Provision and the Conflict Minerals Regulation, Dow’s purchasing policy with regard to Conflict Minerals, the Company’s expectations with regard to vendor sourcing of Conflict Minerals, and requested the vendor to provide a completed Conflict Minerals reporting template (“the Template”). The Template was created by the Conflict-Free Sourcing Initiative (“CFSI”), a joint initiative of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. The Template includes a number of questions and requires each vendor, as applicable, to identify, among other things, all of the smelters/refiners used to supply any Conflict Minerals contained in materials or products supplied by such vendor.

RCOI AND DUE DILIGENCE RESULTS

The results from the vendor survey are provided below by metal and include smelter names and locations:

Metal	Conflict Free Smelters Registered	Smelter name and location	Smelter Country

Gold	CID000694	Heimerle + Meule GmbH	Germany

Gold	CID000711	Heraeus Precious Metals GmbH & Co. KG	Germany

Gold	CID001153	Metalor Technologies S.A.	Switzerland

Gold	CID001761	Solar Applied Materials Technology Corp.	Taiwan

Tin	CID002773	Metalo-Chimique N.V.	Belgium

Tin	CID001173	Mineração Taboca S.A.	Brazil

Tin	CID000244	China Rare Metal Materials Co. Ltd	China

Tin	CID000538	Gejiu Non-Ferrous Metal Processing Co. Ltd.	China

Tin	CID002180	Yunnan Tin Company Ltd.	China

Tin	CID001477	PT Timah (Persero), Tbk Kundur	Indonesia

Tin	CID001482	PT Timah (Persero), Tbk Mentok	Indonesia

Tin	CID001182	Minsur	Peru

Tin	CID001898	Thaisarco	Thailand

Dow received responses from all of its vendors of Conflict Minerals. In most instances, Dow only received information about products containing Conflict Minerals and the smelter/refiner. In some instances, the responses the Company received from vendors did not provide information beyond the identification of products containing Conflict Minerals and the related smelter/refiner and mine. Some vendors reported on a corporate level as to all smelters that provided Conflict Minerals to the vendor rather than reporting on a product level as to the particular source of Conflict Minerals provided in products sold to Dow. As part of the Company’s due diligence on the source and chain of custody on the Conflict Minerals contained in In-scope Products, the Company followed up with vendors who did not provide timely responses to its survey or only provided partial information. Dow’s vendors, who are also Downstream companies, are also similarly faced with the uncertainty of the ultimate source of Conflict Minerals beyond the smelters/refiners. For all Downstream companies, it is extremely difficult to know where the ultimate country or origin or which mine the Conflict Minerals originated from. After receiving the vendor responses, the Company compared the results to the list of Conflict-Free Smelters maintained by the CFSI.

The Conflict-Free Smelter Program (“CFSP”) uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials. A list of smelters and refiners that meet the standards of the audit are published on the CFSI website. The audit standard is developed according to global standards including the OECD and the Dodd-Frank Act. The CFSP validation is a voluntary process and, at this time, all smelters/refiners identified by Dow, as provided in the table above, have become validated as Conflict-Free Smelters. In determining whether further due diligence is required in a given instance, the Company has in certain instances also relied upon additional vendor certification or participation in the CFSP in determining the source of the Conflict Minerals in its materials or products.

CONCLUSIONS

Based on the RCOI and the due diligence measures performed, Dow believes that the vast majority of the Conflict Minerals that were necessary to the functionality or production of products manufactured, or contracted to be manufactured, by Dow during calendar year 2015 were from recycled or scrap sources or originated in countries other than the Covered Countries. Specifically, Dow reasonably believes that the sources of gold purchases are from recycled or scrap sources and other undetermined sources; and that the sources of tin are from recycled or scrap sources, and the following countries of origin: China, Indonesia and Peru, and other undetermined sources.

The Company is unable to determine country of origin for a portion of the Conflict Minerals reported due to the quality of information received. A small percentage of the Conflict Minerals purchased from suppliers by Dow may have originated from the Covered Countries as some of the identified smelters/refiners source from multiple countries or provided incomplete information, and certain smelters/refiners have stated that a small percentage of their Conflict Minerals are sourced from the Covered Countries. However, as noted in the table above, all of the identified smelters/refiners are validated as a Conflict-Free Smelter by the CFSI.

ONGOING IMPROVEMENTS TO DUE DILIGENCE PROCESS

Dow’s due diligence processes are based on the necessity of gathering information from the Company’s direct vendors, and then, in turn, the Company’s vendors seeking similar data from other Downstream companies. Dow, and other Downstream companies, rely on the list of the refiners and smelters maintained by the CFSP. Dow will continue to work with its vendors to improve the completeness and quality of responses from them and improve its ability to track Conflict Minerals in its supply chain. Dow’s ongoing efforts have resulted in responses from all vendors and their responses indicate full validation of the smelters/refiners under CFSP.